SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                             (Amendment No. 15)
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                                Conrail Inc.
                         (Name of Subject Company)

                        Norfolk Southern Corporation
                      Atlantic Acquisition Corporation
                                 (Bidders)

                  Common Stock, par value $1.00 per share
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                208368 10 0
                   (CUSIP Number of Class of Securities)

                      Series A ESOP Convertible Junior
                     Preferred Stock, without par value
          (Including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                               Not Available
                   (CUSIP Number of Class of Securities)

                            James C. Bishop, Jr.
                        Executive Vice President-Law
                        Norfolk Southern Corporation
                           Three Commercial Place
                        Norfolk, Virginia 23510-2191
                         Telephone: (757) 629-2750
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                              with a copy to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000




           This Amendment No. 15 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

Item 5.  Purpose of the Offer and Plans or Proposals of the Bidder.

           Item 5 is hereby amended and supplemented by the following:

           On December 4, 1996, Parent issued a response to certain questions issued in writing by the Pennsylvania State Employees Retirement System, a Company shareholder, discussing, among other things, Parent's analysis of the perceived benefits of the Offer and the Proposed Merger to the Company's employees and to the Commonwealth of Pennsylvania as compared to the Proposed CSX Transaction. The text of Parent's response and attachments thereto are filed as an exhibit hereto.

Item 11. Material to be Filed as Exhibits.

           Item 11 is hereby amended and supplemented by the following:

           (a)(50) Text of response by Parent to the Pennsylvania State Employees Retirement System sent on December 4,
                     1996 and attachments thereto.


                                 SIGNATURE

           After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 5, 1996


                                 NORFOLK SOUTHERN CORPORATION


                                 By: /s/ JAMES C. BISHOP, JR.
                                 Name:  James C. Bishop, Jr.
                                 Title: Executive Vice President-Law


                                 ATLANTIC ACQUISITION CORPORATION


                                 By: /s/ JAMES C. BISHOP, JR.
                                 Name:  James C. Bishop, Jr.
                                 Title: Vice President and General Counsel



                               EXHIBIT INDEX


Exhibit
Number                       Description                             Page

(a)(50) Text of response by Parent to the Pennsylvania State Employees Retirement System sent on
                     December 4, 1996 and attachments thereto.